111 Airport Rd. – Unit 5

Warwick, RI  02889

Phone: 401-648-0805

Fax: 401-648-0699

November 21, 2011

VIA TELEFAX AND REGULAR MAIL

Robert Carroll

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Sungro Minerals, Inc.

Form 10-K/A for Fiscal Year Ended November 30, 2010

Filed October 25, 2011

File No. 0-53157

Dear Mr. Carroll:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission’s letter dated November 18, 2011 regarding Form 10-K/A for the Fiscal Year Ended November 30, 2010 and filed on October 25, 2011.  We are providing the following letter containing our responses.

Form 10-K/A for Fiscal Year Ended November 30, 2010

Conglomerate Mesa Claims

COMMENT 1:

We note your response to comment 8.  We are unable to locate your exploration plans in the amended filing.  Please advise.  If you currently have no plans for exploration on your properties, please confirm that you will provide adequate disclosure in your Exchange Act filings to this effect.

RESPONSE:

After review of our filing, you are correct; the sentence “We currently do not have a plan of exploration” was inadvertently omitted in the amended filing.

Shortly after the amended filing took place, an interim plan of exploration was developed and announced.  We will make certain that future Exchange Act filings will include adequate information on the current exploration plan in then in effect.

Sungro Minerals, Inc.

In addition pursuant to the Commission’s request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Frederick J. Pucillo, Jr.

Frederick J. Pucillo, Jr.